Exhibit 99.2

Computation of Consolidated Ratios of Earnings to Fixed Charges

Canadian GAAP

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000

	Year Ended October 31
(in millions of Canadian dollars, except for ratios)	2011	2010	2009	2008	2007
Excluding Interest on Deposits

Fixed Charges
Interest expensed and capitalized (excluding deposits) (1)	$1,204	$894	$982	$2,333	$3,097
Estimated interest within rental expense	124	113	113	109	100
Preferred dividend requirement (2)	0	0	0	12	13

Total Fixed Charges	$1,328	$1,007	$1,095	$2,454	$3,210

Preferred Dividends Requirement (Parent Entity) (3)	$184	$168	$134	$70	$47

Total Fixed Charges and Preferred Dividends	$1,512	$1,175	$1,229	$2,524	$3,257

Earnings
Income from continuing operations before income taxes (4)	$4,252	$3,567	$2,076	$1,977	$2,395
Adjusted for: Earnings and distributions related to equity investees	15	14	1	(18)	(35)
Fixed Charges (excluding preferred dividend requirement)	1,328	1,007	1,095	2,442	3,197

Earnings	$5,595	$4,588	$3,172	$4,401	$5,557

Ratio of Earnings to Fixed Charges, excluding interest on deposits	4.21	4.56	2.90	1.79	1.73

Ratio of Earnings to Fixed Charges and Preferred Dividends, excluding interest on deposits	3.70	3.90	2.58	1.74	1.71

Including Interest on Deposits

Fixed Charges
Interest expensed and capitalized (including deposits) (1)	$3,845	$3,256	$5,023	$9,674	$11,002
Estimated interest within rental expense	124	113	113	109	100
Preferred dividend requirement (2)	0	0	0	12	13

Total Fixed Charges	$3,969	$3,369	$5,136	$9,795	$11,115

Preferred Dividends Requirement (Parent Entity) (3)	$184	$168	$134	$70	$47

Total Fixed Charges and Preferred Dividends	$4,153	$3,537	$5,270	$9,865	$11,162

Earnings
Income from continuing operations before income taxes (4)	$4,252	$3,567	$2,076	$1,977	$2,395
Adjusted for: Earnings and distributions related to equity investees	15	14	1	(18)	(35)
Fixed Charges (excluding preferred dividend requirement)	3,969	3,369	5,136	9,783	11,102

Earnings	$8,236	$6,950	$7,213	$11,742	$13,462

Ratio of Earnings to Fixed Charges, including interest on deposits	2.08	2.06	1.40	1.20	1.21

Ratio of Earnings to Fixed Charges and Preferred Dividends, including interest on deposits	1.98	1.96	1.37	1.19	1.21

(1)	Includes amortization of debt issuance costs.
(2)	Represents pre-tax earnings required to pay preferred dividends of consolidated subsidiaries.
(3)	Represents pre-tax earnings required to pay preferred dividends.
(4)	Adjusted for capitalized interest

Computation of Consolidated Ratios of Earnings to Fixed Charges

U.S. GAAP

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000

	Year Ended October 31
(in millions of Canadian dollars, except for ratios)	2011	2010	2009	2008	2007
Excluding Interest on Deposits

Fixed Charges
Interest expensed and capitalized (excluding deposits) (1)	$1,204	$823	$902	$2,242	$2,998
Estimated interest within rental expense	124	113	113	109	100
Preferred dividend requirement (2)	0	0	0	12	13

Total Fixed Charges	$1,328	$936	$1,015	$2,363	$3,111

Preferred Dividends Requirement (Parent Entity) (3)	$183	$165	$132	$70	$47

Total Fixed Charges and Preferred Dividends	$1,511	$1,101	$1,147	$2,433	$3,158

Earnings
Income from continuing operations before income taxes (4)	$4,265	$3,858	$2,324	$1,888	$2,439
Adjusted for: Earnings and distributions related to equity investees	11	12	1	(18)	(35)
Fixed Charges (excluding preferred dividend requirement)	1,328	936	1,015	2,351	3,098

Earnings	$5,604	$4,806	$3,340	$4,221	$5,502

Ratio of Earnings to Fixed Charges, excluding interest on deposits	4.22	5.13	3.29	1.79	1.77

Ratio of Earnings to Fixed Charges and Preferred Dividends, excluding interest on deposits	3.71	4.37	2.91	1.73	1.74

Including Interest on Deposits

Fixed Charges
Interest expensed and capitalized (including deposits) (1)	$3,845	$3,185	$4,943	$9,583	$10,903
Estimated interest within rental expense	124	113	113	109	100
Preferred dividend requirement (2)	0	0	0	12	13

Fixed Charges	$3,969	$3,298	$5,056	$9,704	$11,016

Preferred Dividends Requirement (Parent Entity) (3)	$183	$165	$132	$70	$47

Total Fixed Charges and Preferred Dividends	$4,152	$3,463	$5,188	$9,774	$11,063

Earnings
Income from continuing operations before income taxes (4)	$4,265	$3,858	$2,324	$1,888	$2,439
Adjusted for: Earnings and distributions related to equity investees	11	12	1	(18)	(35)
Fixed Charges (excluding preferred dividend requirement)	3,969	3,298	5,056	9,692	11,003

Earnings	$8,245	$7,168	$7,381	$11,562	$13,407

Ratio of Earnings to Fixed Charges, including interest on deposits	2.08	2.17	1.46	1.19	1.22

Ratio of Earnings to Fixed Charges and Preferred Dividends, including interest on deposits	1.99	2.07	1.42	1.18	1.21

(1)	Includes amortization of debt issuance costs.
(2)	Represents pre-tax earnings required to pay preferred dividends of consolidated subsidiaries.
(3)	Represents pre-tax earnings required to pay preferred dividends.
(4)	Adjusted for capitalized interest